IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

ATS, INC., a Delaware corporation,	:
:
Plaintiff,	:
:

v.	:

:

RICHARD A. BACHMANN, JOHN C.	:
BUMGARNER, JR., JERRY D. CARLISLE,	:
HAROLD D. CARTER, ENOCH L.	:	C.A. No. 2374-N
DAWKINS, NORMAN C. FRANCIS,	:
ROBERT D. GERSHEN, PHILLIP A. GOBE,	:
WILLIAM R. HERRIN, JR., WILLIAM O.	:
HILTZ, JOHN G. PHILLIPS, ENERGY	:
PARTNERS, LTD., a Delaware corporation,	:
and STONE ENERGY CORPORATION,	:
a Delaware corporation,	:

Defendants.	:
SECOND AMENDED COMPLAINT
FOR INJUNCTIVE AND DECLARATORY RELIEF
     Plaintiff ATS, Inc. (“ATS”), by and through its undersigned attorneys, as and for its Second Amended Complaint against Defendants Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips (collectively, the “Individual Defendants”), Energy Partners, Ltd. (“EPL”) and Stone Energy Corporation (“Stone”), alleges, upon knowledge as to its own acts and upon information and belief with respect to all other allegations herein, as follows:

INTRODUCTION
     1. This is an action challenging, in part, the validity of termination fee provisions that contractually bound EPL to pay an amount to Stone equaling nearly 10% of EPL’s market capitalization in the event that its merger agreement with Stone was terminated. These provisions are unreasonable, unlawful and invalid under Delaware law and public policy, and should be declared void ab initio.
     2. On October 12, 2006, after facing weeks of intense litigation by ATS (and other EPL stockholders) over the validity of certain provisions in the EPL/Stone merger agreement (the “Merger Agreement”) – including the two unlawful termination fee provisions – EPL and Stone announced that the Merger Agreement had been terminated.
     3. EPL also announced that it had agreed to pay an additional $8 million to Stone. EPL characterized this payment as a “discount” from one of the unlawful termination fee provisions in the Merger Agreement. However, because the parties mutually agreed to terminate the Merger Agreement, no portion of that termination fee (including the $8 million payment) was due and payable to Stone under the express terms of the Merger Agreement. When added to the $43.5 million EPL already had paid to Stone as an “upfront” termination fee (or “disguised penalty”) back in June, this $8 million payment brought the grand total of EPL’s termination fee payments to $51.5 million.
     4. In short, EPL paid Stone $51.5 million to terminate the Merger Agreement, and obtained absolutely nothing in return.

     5. Moreover, the EPL board of directors – rather than allow its own stockholders to decide whether or not to approve the Merger Agreement – took the decision out of the stockholders’ hands and unilaterally decided to pay Stone off for terminating the deal.
     6. The above-described termination fee provisions and payments are unreasonable, unlawful and invalid under Delaware law and public policy, and, thus, void ab initio. Further, by agreeing to these provisions and payments, the members of the EPL board breached their fiduciary duties to EPL’s stockholders, including ATS. In addition, by knowingly conditioning termination of the Merger Agreement on the payment of unlawful termination fees, Stone aided and abetted in the EPL directors’ breaches of fiduciary duty.
     7. Moreover, these unlawful termination fee provisions and excessive fee payments are having an immediate and continuing effect on the ability of the EPL stockholders to fairly decide whether to accept a tender offer by ATS (the “ATS Tender Offer”), which will not continue indefinitely. As explained below, ATS intends, pursuant to the terms of the ATS Tender Offer, to pay additional consideration to the EPL’s shareholders if the fee provisions are invalidated. Unless the Court intervenes, and invalidates these unlawful termination fee provisions and excessive fee payments, EPL’s stockholders will not be able to make a fully informed decision about whether to accept the ATS Tender Offer.

FACTUAL BACKGROUND
The Parties
     8. Plaintiff ATS, which owns approximately 4.5% of the outstanding shares of EPL stock, is a Delaware corporation with its principal place of business in Covington, Louisiana.
     9. Defendant EPL is a Delaware corporation with its principal place of business in New Orleans, Louisiana.
     10. Defendant Richard A. Bachmann is Chairman and Chief Executive Officer of EPL. Defendants John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz and John G. Phillips are also members of the EPL board.
     11. Defendant Stone is a Delaware corporation with its principal place of business in Lafayette, Louisiana.
The EPL-Stone Merger Agreement
     12. On June 15, 2006, EPL submitted a formal offer to acquire Stone for $52 (in cash and stock) for each share of Stone stock.
     13. In response, Stone terminated a pre-existing merger agreement it had entered into with Plains Exploration & Production Company (“Plains”), in order to pursue a merger with EPL.
     14. As a result of terminating the merger with Plains, Stone became liable to Plains for a $43.5 million termination fee payment. Stone made it clear to EPL that it wanted EPL to foot that bill, and knowingly conditioned any merger between EPL and Stone on EPL’s willingness to pay $43.5 million, which (as described further below) would not be returned to EPL except under certain limited circumstances (the “Plains Termination Fee”).
     15. When the Plains Termination Fee is combined with a second termination fee in the Merger Agreement (the “Termination Damages Fee”), a penalty worth approximately 10% of EPL’s market capitalization (as of June 22, 2006) was formed.
     16. Without any due consideration of the impact of these termination fee provisions (both separately and collectively) on EPL, including the impact on EPL’s cash flow and earnings per share, EPL agreed to Stone’s demands. EPL and Stone entered into the Merger Agreement on June 22, 2006.
     17. On August 25, 2006, EPL announced that it had set August 28, 2006, as the record date to determine the stockholders entitled to vote at the meeting at which EPL’s stockholders will vote whether to approve the Merger Agreement.
The ATS Tender Offer
     18. On August 28, 2006, ATS publicly announced that it had made a proposal to acquire EPL for a price of $23.00 per share in cash, and further announced its intention to commence a tender offer for all of the outstanding shares of EPL stock. Both the proposal and the ATS Tender Offer were conditioned on the termination of the Merger Agreement.
     19. Under the terms of the ATS Tender Offer, which commenced on August 31, 2006, ATS offered to acquire all of the outstanding shares of EPL stock at

$23.00 per share in cash, representing a 25% premium over the market price for EPL’s shares as of the close of trading on the New York Stock Exchange on August 25, 2006.
     20. ATS also offered to pay additional consideration to EPL’s stockholders, under the terms of the ATS Tender Offer, if certain unlawful provisions in the Merger Agreement were found to be invalid. Specifically, if the Termination Damages Fee was invalidated, ATS would pay an additional $0.50 per share in cash. If the Plains Termination Fee was invalidated, Plaintiff would pay an additional $0.50 per share in cash. Thus, in the event that the Court invalidated both of these unlawful provisions, ATS agreed to pay an additional $1.00 per share in cash – for a total of $24.00 per share – to EPL’s stockholders whose shares have been accepted for payment in connection with the ATS Tender Offer.
ATS Files Suit Challenging The Unlawful Termination Fee Provisions
     21. On August 28, 2006, ATS filed suit against the EPL board of directors and Stone challenging, among other provisions, the two termination fee provisions in the Merger Agreement.1 ATS amended its complaint on September 11, 2006, in order to challenge another provision in the Merger Agreement that, according to Stone, prevented EPL from communicating with ATS about the ATS Tender Offer.2

[1]	The lawsuit also challenged an unlawful supermajority written consent bylaw provision (Count II) and public disclosures related to that bylaw (Count IV). Those two counts became moot on September 14, 2006, after EPL publicly announced that it had repealed its unlawful bylaw in an attempt to moot those claims.

[2]	Section 6.2(e) of the Merger Agreement was a “non-impairment” provision that, as construed by Stone, impermissibly restricted the EPL board by prohibiting the EPL board from informing itself about a third-party proposal, or even withdrawing or modifying its recommendation in favor of the Merger Agreement due to a third-party proposal, such as the ATS Tender Offer. A trial on the construction and validity of Section 6.2(e) of the

     22. Both complaints, however, focused mostly on the two termination fee provisions that, collectively, required EPL to pay a penalty worth approximately 10% of EPL’s market capitalization (as of June 22, 2006), if the Merger Agreement was terminated or voted down by EPL’s stockholders in deference to a superior third-party offer, such as the ATS Tender Offer.
     23. As set forth in Section 10.2 of the Merger Agreement, payment made by EPL pursuant to these provisions “shall constitute full settlement of any and all liabilities of [EPL] for damages under this Agreement in respect of a termination of this Agreement.” Thus, the parties to the Merger Agreement considered the Plains Termination Fee and the Termination Damages Fee to be liquidated damages provisions.
     24. One of these provisions – the “Termination Damages Fee” – was drafted to resemble a typical termination fee provision. Specifically, under Sections 10.2(g) and (h) of the Merger Agreement, EPL agreed to pay Stone $25.6 million if (i) EPL’s board of directors withdrew or changed its recommendation in favor of the Merger Agreement or EPL’s stockholders did not approve the Merger Agreement, and (ii) EPL thereafter entered into a transaction with a third party (such as ATS) within a specified time period.
     25. The other termination fee provision – the “Plains Termination Fee” – did not operate in such a straightforward manner. In fact, it is a “disguised penalty.”

Merger Agreement was held on September 22, 2006. On October 11, 2006, the Court entered a final order and opinion on this issue, partially granting the declaratory relief sought by ATS. Throughout these proceedings, counsel for EPL repeatedly stated that EPL wanted to talk to and negotiate with ATS.

Instead of agreeing to pay Stone a fee if the EPL board of directors or EPL stockholders took action that resulted in the termination of the Merger Agreement, EPL made an upfront payment of $43.5 million to Stone, and then agreed to be reimbursed by that amount only under “limited circumstances.”
     26. Specifically, EPL agreed to pay the $43.5 million to Plains, on Stone’s behalf. Stone then agreed to reimburse EPL the $43.5 million, but only if Stone breached the Merger Agreement, or if Stone’s board of directors or Stone’s stockholders took action that resulted in the termination of the Merger Agreement. In contrast, EPL improperly agreed to forfeit the $43.5 million if EPL’s board of directors changed its recommendation about the Merger Agreement, or if the EPL stockholders failed to approve the Merger Agreement (in order to allow EPL to pursue a third-party proposal, such as the ATS Tender Offer).
     27. Thus, the Plains Termination Fee worked the same way as any other termination fee, but in reverse. The fee amount in question was paid upfront (rather than at some future point), and the parties bargained for when it should be returned (rather than when it should be paid). Simply because an excessive and unreasonable termination fee payment is made upfront, rather than at some future point based on some future condition, does not make it any less excessive or any more reasonable.
     28. Considered separately, the Plains Termination Fee and the Termination Damages Fee each constituted an excessive and invalid penalty. On June 22, 2006, EPL’s market capitalization was approximately $690,950,987. Therefore, the Plains Termination Fee and the Termination Damages Fee represented approximately

6.3% and 3.7%, respectively, of EPL’s value on the date EPL entered into the Merger Agreement.
     29. Combined, the Plains Termination Fee and the Termination Damages Fee amounted to $69.1 million, or a penalty of approximately 10% of EPL’s market capitalization on the date EPL and Stone entered into the Merger Agreement.
     30. Moreover, there is no indication that the EPL board gave any due consideration to the impact these termination fee provisions (both separately and collectively) would have on EPL, including the impact on EPL’s cash flows and earnings per share.
     31. Of course, Stone had reason to encourage EPL’s blind commitment to the 10% penalty. The combined termination fees would either operate as an insurmountable impediment that would keep EPL and its stockholders from walking away from the deal – making the EPL-Stone merger tantamount to a fait accompli – or, in the event the Merger Agreement should not be approved, EPL would lose 10% of its value, but Stone would walk away from two busted deals without losing a cent. And that Stone may have been bargaining in its own interest for these provisions makes no difference when the provisions it seeks to enforce are on their face invalid, unlawful and in violation of public policy.
     32. These two termination fee provisions are per se invalid, unreasonable and amount to improper and coercive penalties that were void ab initio. By agreeing to these two provisions, the Individual Defendants breached their fiduciary duties, and Stone aided and abetted in those breaches of fiduciary duty.

Other EPL Stockholders Challenge The Board’s Actions
     33. On September 12, 2006, other EPL stockholders filed a complaint asserting breach of fiduciary duty claims based on the same conduct cited in the ATS complaints. Farrington v. Bachmann, et al., C.A. No. 2416-N (the “Farrington Action”). Specifically, the complaint in Farrington alleged at paragraphs 37-38 that “[c]ombined, the Plains Termination Fee and the Termination Fee amount to $69.1 million” and the “grossly excessive termination fee provisions improperly and unreasonably impede the EPL Board’s duties to maximize value for the EPL stockholders.”
     34. On September 18, 2006, the Court ordered coordinated proceedings in the ATS and the Farrington actions.
The Merger Agreement Is Terminated; EPL Agrees To Pay Stone A Penalty
     35. On October 11, 2006, after weeks of intense litigation brought by ATS (and other EPL stockholders) over the validity of the Merger Agreement and the unlawful fee provisions contained therein, EPL and Stone agreed to terminate the Merger Agreement. ATS was an EPL stockholder at the time the Merger Agreement was terminated. The next day, on October 12, 2006, EPL issued a press release announcing that the Merger Agreement had been terminated.
     36. EPL also announced that it had agreed to pay an additional $8 million termination fee to Stone. EPL characterized this $8 million payment as a “deduction” from the original $25.6 million Termination Damages Fee. However, because the parties mutually agreed to terminate the Merger Agreement, no portion of the Termination Damages Fee (including the $8 million payment) was due and payable to

Stone under the express terms of the Merger Agreement. When added to the $43.5 million EPL already had paid to Stone as an “upfront” termination fee back in June, this $8 million payment brought the grand total of EPL’s termination fee payments to $51.5 million.
     37. In short, EPL paid Stone $51.5 million to terminate the Merger Agreement, and obtained absolutely nothing in return. And rather than allow the EPL stockholders to decide whether or not to approve the Merger Agreement, the EPL board took the decision out of stockholder hands and unilaterally decided to pay Stone off for terminating the deal.
     38. The Plains Termination Fee and Termination Damages Fee both are unreasonable and invalid, and, therefore, void ab initio. The $51.5 million that EPL paid Stone in connection with the termination of the Merger Agreement constitutes an unlawful and per se invalid penalty under Delaware law and public policy. Moreover, the Individual Defendants breached their fiduciary duties by failing, at a minimum, to recover or reduce the amount of the Plains Termination Fee in connection with the October 11 termination of the Merger Agreement. Moreover, Stone aided and abetted the Individual Defendants’ breaches of fiduciary duty by refusing to return any amount of the unlawful Plains Termination Fee upon the termination of the Merger Agreement.
Immediate and Irreparable Harm
     39. The above-described unlawful termination fee provisions and excessive fee payments are having an immediate and continuing effect on the ability of EPL’s stockholders to fairly decide whether to accept the ATS Tender Offer. As explained above, ATS intends to pay additional consideration to the EPL shareholders if the fee provisions are invalidated. Thus, unless the Court intervenes, and invalidates these unlawful termination fee provisions and excessive fee payments, EPL’s stockholders will not be able to make a fully informed decision about whether to accept the ATS Tender Offer.
     40. Moreover, the ATS Tender Offer will not be available to EPL’s stockholders forever. The ATS Tender Offer is scheduled to expire on October 20, 2006. Though it is likely to be extended, there is no certainty as to how long the ATS Tender Offer will be extended – beyond the fact that it will not be extended indefinitely.
     41. For these reasons, Plaintiff seeks declaratory and injunctive relief, and (among other things) respectfully requests that the Court invalidate the unlawful termination fee/damages provisions as soon as practicable.
COUNT I: UNLAWFUL AND PER SE INVALID AGREEMENT TO PAY DAMAGES FEES
     42. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein.
     43. Defendants entered into a Merger Agreement containing unlawful termination fee provisions that violated Delaware law and public policy, and those provisions should be declared void ab initio. Defendants’ later agreement, in connection with the termination of the Merger Agreement, to substantially carry out these unlawful provisions also violates Delaware law and public policy.

     44. The Plains Termination Fee and the Termination Damages Fee collectively required EPL to pay Stone an amount that equals approximately 10% of EPL’s market capitalization as of June 22, 2006.
     45. Section 10.2 of the Merger Agreement states that these excessive payments “shall constitute full settlement of any and all liabilities of [EPL] for damages under this agreement in respect of a termination of this Agreement.” (Emphasis added.)
     46. Considered alone, or combined with the Termination Damages Fee, the Plains Termination Fee is an unlawful, unreasonable, unconscionable and punitive liquidated damages provision.
     47. The $51.5 million that EPL agreed to pay Stone in connection with the termination of the Merger Agreement constitutes an unlawful and per se invalid penalty under Delaware law and public policy.
     48. As a result, the Plains Termination Fee and the Termination Damages Fee should be declared invalid and unenforceable under both Delaware law and public policy.
     49. Plaintiff has no adequate remedy at law.
COUNT II: BREACH OF FIDUCIARY DUTY
     50. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein.
     51. By virtue of their positions as directors of EPL, the Individual Defendants owe fiduciary duties of care, loyalty and good faith to EPL and its stockholders. This requires the Individual Defendants to, among other things, conduct the affairs of EPL with due care; base material decisions on adequate information and deliberation; not put self-interests or any personal considerations ahead of the interests of EPL’s stockholders; act in good faith (by, among other things, not violating any laws or consciously and intentionally disregarding duties); and communicate with stockholders with forthrightness and candor.
     52. The Individual Defendants’ decision, taken on behalf of EPL, to enter into a Merger Agreement containing unlawful termination fee and other lock-up provisions is a violation of their fiduciary duties. As a result, those provisions should be declared void ab initio.
     53. There is no indication that the EPL board gave any due consideration to the impact that these termination fee provisions (both separately and collectively) would have on EPL, including the impact on EPL’s cash flows and earnings per share.
     54. Moreover, the Individual Defendants’ decision, in connection with the termination of the Merger Agreement, to pay Stone $51.5 million (or nearly 7.5% of its market capitalization as of the date the Merger Agreement was entered into) is also a violation of their fiduciary duties.
     55. In short, EPL paid Stone $51.5 million to terminate the Merger Agreement, and obtained absolutely nothing in return.
     56. The Individual Defendants breached their fiduciary duties in connection with the termination of the Merger Agreement by paying $51.5 million to Stone, and for failing to recover any of the Plains Termination Fee.

     57. By engaging in the foregoing conduct, the Individual Defendants have breached their fiduciary duties by, among other things, failing to act in the interests of EPL’s stockholders.
     58. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties, and violate Delaware law and public policy, to the detriment of EPL and its stockholders, including ATS.
     59. Plaintiff has no adequate remedy at law.
COUNT III: AIDING AND ABETTING BREACH OF
FIDUCIARY DUTY
     60. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein.
     61. The Individual Defendants have breached their fiduciary duties to EPL and its stockholders. Stone has aided and abetted the Individual Defendants in their breaches of fiduciary duty.
     62. Stone was highly motivated to assist the Individual Defendants in their breaches of fiduciary duty, as it stood to benefit – and, in fact, did benefit – financially from those breaches of duty.
     63. As a party to the Merger Agreement, as well as a party to the termination of that agreement, Stone was well aware of the Individual Defendants’ breaches of fiduciary duty, and in fact actively and knowingly encouraged and participated in said breaches in order to obtain the substantial (and unlawful) financial benefits it has received. Stone aided and abetted the Individual Defendants’ decision to adopt the unlawful termination fee provisions in the Merger Agreement, and conditioned termination of the Merger Agreement on EPL’s willingness to pay an unlawful $51.5 million penalty to Stone.
     64. Plaintiff has no adequate remedy at law.
REQUEST FOR RELIEF
     WHEREFORE, Plaintiff respectfully requests that this Court:
     A. Declare and decree that the above-described termination fee provisions and payments are unreasonable, unlawful and invalid ab initio, and of no further effect;
     B. Declare and decree that the Plains Termination Fee and the Termination Damages Fee were approved in breach of the fiduciary duties of the Individual Defendants and that each of these agreements is unlawful and invalid, null and void, and of no further effect;
     C. Declare and decree that the decision to pay Stone $51.5 million in connection with the termination of the Merger Agreement was a breach of the fiduciary duties of the Individual Defendants, and was unlawful and invalid, null and void, and of no further effect;
     D. Temporarily, preliminarily and permanently enjoin Stone and its employees, agents and all persons acting on its behalf from aiding and abetting the Individual Defendants’ breach of their fiduciary duties to EPL and its stockholders;
     E. Temporarily, preliminarily and permanently enjoin EPL, Stone, and their respective employees, agents and all persons acting on their behalf from taking further steps or any actions with respect to the above-described unlawful termination fee provisions and payments;
     F. Require Stone to return all or part of the $51.5 million that EPL paid to Stone or to Plains on behalf of Stone pursuant to the above-described unlawful termination fee provisions; and
     G. Grant such other and further relief as the Court may deem just and proper, including the costs and disbursements of this action and reasonable attorneys’ fees.

/s/ Edward P. Welch
Edward P. Welch (I.D. No. 671)
Edward B. Micheletti (I.D. No. 3794)
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000

Attorneys for Plaintiff ATS, Inc.

Of The New York Bar:

Jay B. Kasner
Scott D. Musoff
SKADDEN, ARPS, SLATE,
MEAGHER & FLOM LLP
4 Times Square
New York, New York 10036
(212) 735-3000

DATED: October 16, 2006

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